UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A12B

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

JAGUAR MINING INC.

(Exact name of registrant as specified in its charter)

Ontario	98-6396253
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

67 Yonge Street, Suite 1203 Toronto, Ontario	M5E 1J8
(Address of principal executive offices)	(Postal Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of the Corporation’s Securities to be Registered.

On May 2, 2013 the Board of Directors of Jaguar Mining Inc. (the "Corporation") adopted a Shareholder Rights Plan. The description and terms of the Rights (as defined below) are set forth in the Shareholder Rights Plan Agreement, dated as of May 2, 2013 (the "Rights Plan"), between the Corporation and Computershare Investor Services Inc., as Rights Agent.

The following is a summary of the principal terms of the Rights Plan as it applies to the Corporation. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is attached as Exhibit 1 to this Form 8-A and is incorporated herein by reference. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.

Term

The Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Corporation’s annual meeting of Shareholders in 2016 unless the term of the Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Rights Plan provides that one right (a “Right”) will be issued by the Corporation pursuant to the Rights Plan in respect of each Voting Share outstanding as of the close of business (Toronto time) (the “Record Time”) on the Effective Date.  “Voting Shares” include the Common Shares and any other shares of the Corporation entitled to vote generally in the election of all directors.  One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Plan.  As of the Effective Date, the only Voting Shares outstanding will be the Common Shares.  The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.  The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.
the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid”; (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Plan; (iv) other specified exempt acquisitions and pro rata acquisitions in which Shareholders participate on a pro rata basis; or (v) Voting Shares issued pursuant to a private placement which has received all necessary stock exchange approvals, and does not result in the issue of such number of Voting Shares as exceeds 25% of the Voting Shares outstanding before the private placement;

2.
the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time.  The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.  Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be null and void.  A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

•	the take-over bid must be made by means of a take-over bid circular;

•	the take-over bid is made to all holders of Voting Shares on the books of the Corporation, other than the offeror;

•
no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•	no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than 60 days following the date of the take-over bid;

•
Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•
if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the take-over bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

1.
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.
the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the Shareholder’s Voting Shares being purchased under the other take-over bid or transaction;

3.
no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid; and

4.
any right to match or period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a Shareholder’s right to withdraw Voting Shares from the agreement, must not preclude the Shareholder from withdrawing Voting Shares from the Lock-up Bid in order to tender Voting Shares to another take-over bid or to support another transaction that in either case will provide greater value to the Shareholder than the Lock-up Bid or which would result in all of the Shareholder’s Voting Shares being purchased.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders.  In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror.  Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence.  With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right.  Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights

Exemptions for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Corporation may make amendments to the Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Rights Plan due to changes in any applicable legislation, regulations or rules.  The Corporation may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Rights Plan.

Item 2. Exhibits.

Exhibit No.	Description

1.	Shareholder Rights Plan Agreement, dated as of May 2, 2013, between Jaguar Mining Inc. and Computershare Investor Services Inc., as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

JAGUAR MINING INC.
(Registrant)
Date:	May 17, 2013	By:	/s/ David M. Petroff
Name: David M. Petroff Title: President and Chief Executive Officer